Exhibit 99.1

SIGMA LITHIUM SIGNS INAUGURAL DEFERRED US$ 22M LETTER OF CREDIT EXPORT FINANCING WITH BANCO DO BRASIL

HIGHLIGHTS

•	Sigma Lithium signed on July 24, 2024 a deferred US$ 22.4 million letter of credit (the “Transaction”) with Banco do Brasil.

•	This Transaction strengthens Sigma’s commercial power, enabling it to offer 90-day “export vendor financing” to its clients at very low rates.

•	The Transaction amount was calculated based on the 22,000t July 5th shipment at the price of 8.75% of Lithium Hydroxide quoted at the LME.

•	The Transaction represents the inaugural solution for the Company developed in tandem with Banco do Brasil to deepen Sigma Lithium’s commercial partnerships during the seasonal lithium purchase cycles.

•	As a result of the Transaction, Sigma Lithium will gradually phase out existing trade finance lines (drawn but mostly unused in the Company’s treasury) and move from a position of receiving advance payments (at a higher cost) to providing vendor financing and widening its client base.

•	The Transaction allows Sigma Lithium to further improve its competitive position by strengthening commercial flexibility with the goal of institutionalizing a premium for its lithium concentrate.

•	The Company’s ability to access this category of export financing demonstrates it has achieved maturity as producer within its first year of operations.

São Paulo, Brazil – (July 29, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, is pleased to announce it signed an inaugural deferred US$ 22.4 million letter of credit for export financing with Banco do Brasil.

As Sigma matures as an industrial producer and demonstrates its ability to consistently deliver its Quintuple Zero Green Lithium, it gained access to access low-cost trade finance mechanisms through Banco do Brasil, available to the country’s largest industrial exporters. These agreements enhance Sigma Lithium’s commercial flexibility and market access.

As a result of the lower interest export credit lines, the Company will phase out the existing trade lines in its treasury, thus decreasing the Company’s recurring interest expenses and further improving its competitiveness.

Ana Cabral, Co-Chair and CEO of Sigma Lithium notes, “We have reached a significant milestone in our journey as a producer, achieving the maturity to access trade financing instruments available to Brazil’s largest exporters. We are honored to be working with Banco do Brasil, the country’s largest bank, which has extended through its balance sheet in Asia highly competitive interest rates to Sigma Lithium. Banco do Brasil has a history of more than a century in fostering the development of industrial exporters in the country. With this inaugural Transaction with Sigma Lithium, one of the world’s largest producers of industrial lithium materials, Banco do Brasil strengthens its leading position in developing the Brazilian green industrialization of future facing battery materials.”

| 1

“Maintaining a consistent shipping schedule, demonstrating our product quality and low costs, as well as our ability to market to downstream battery and auto makers, has opened these additional credit opportunities for Sigma. The Transaction enhances the Company’s flexibility in how it markets its Quintuple Zero Green Lithium, ultimately helping to institutionalize a price premium that reflects its superior chemical qualities.”

Picture 1: Sigma CEO and commercial executives with the Banco do Brasil executives at signing ceremony

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers with an annual production capacity of 270,000 tonnes of chemical grade lithium concentrate (36,700 LCE annually). The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil. The Company produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium plant that delivers zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

| 2

Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually).The Company has issued a Final Investment Decision formally approving construction to nearly double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

| 3

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

| 4